UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

17 December 2009

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

Idenix Pharmaceuticals, Inc.

File No. 333-111157 – CF# 24378

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Idenix Pharmaceuticals, Inc. submitted an application under Rule 406 requesting an extension of a previous grant of confidential treatment for information it excluded from the Exhibits to a Form S-1 filed on December 15, 2003, as amended.

Based on representations by Idenix Pharmaceuticals, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.14	through December 31, 2012
Exhibit 10.15	through December 31, 2012
Exhibit 10.16	through December 31, 2012
Exhibit 10.17	through December 14, 2012
Exhibit 10.24	through December 31, 2012
Exhibit 10.25	through December 31, 2012

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Timothy S. Levenberg
Special Counsel